SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 1)

                 East/West Communications, Inc.
                        (Name of Issuer)


        Class A Common Stock Par Value $.0001 Per Share
                (Title of Class and Securities)


                            275799104
              (CUSIP Number of Class of Securities)



         James E. McKee, Gabelli Asset Management Inc.,
     One Corporate Center, Rye, NY 10580-1435 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       August 31, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     OO; WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,035  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,035 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,035 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.05%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
       CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabelli Foundation, Inc.          I.D. No. 94-2975159
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      NV
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,729 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,729 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,729 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.12%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      00-PRIVATE FOUNDATION
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO; PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     528,829   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     421,665   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     528,829   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     23.87%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 1 to Schedule 13D on the Class A Common Stock of East/West Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 16, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.
Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), and Gabelli Foundation, Inc. ("Foundation").
          Gabelli Partners, formerly known as Gabelli Funds, Inc., makes investments for its own account and is the ultimate parent company for a variety of companies engaged in the
securities business.   Gabelli Partners is a New York corporation
having its principal business office at One Corporate Center, Rye, New York 10580-1434
        The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
          Mario Gabelli is a director of the Issuer and the majority stockholder, Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Gabelli Partners. He is a citizen of the United States.
          The Reporting Persons do not admit that they constitute a group.
          During the last five years, none of the Reported Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemenors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
Item 3.   Source and Amount of Funds or Other Consideration
          Item 3 to Schedule 13D is amended, in pertinent part, as follows:
          Each of the Reporting Persons acquired the additional Securities reported as beneficially owned since the most recent filing on Schedule 13D in connection with the Issuer's pro rata distribution of Class A Common Stock Purchase Rights and the exercise of such rights. Pursuant to this rights offering, the shareholders were entitled to purchase one share of Class A Common Stock at a price of $1.50 per share for every four shares they owned as of May 10, 1999.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part,
as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 532,593 shares, repre-senting 24.04% of the 2,215,248 shares outstanding as reported by the Issuer on August 6, 1999. The Reporting Persons beneficially own those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Gabelli Partners                 1,035                0.05%

Foundation                       2,729                0.12%

Mario Gabelli                  528,829               23.87%


          Mario Gabelli is deemed to have beneficial ownership of

the Securities owned beneficially by Gabelli Partners and the

Foundation.

      In addition, the following Covered Persons beneficially own the following Securities:

                             Shares of                 % of
                             Common                    Class of
Name                         Stock                     Common

Richard B. Black              2,586                      0.11%


Stephen G. Bondi                969                      0.04%

Charles Baum                  1,896                      0.09%

Marc J. Gabelli               7,005                      0.32%

Matthew R. Gabelli            9,465                      0.43%

Eamon M. Kelly                  948                      0.04%

James E. McKee                  582                      0.02%

         (b) Each of the Reporting Persons and Covered Persons

has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners as the case may be, except that  (i) the shares held by Gabelli Partners and 19,822 of the shares held by the Covered Persons are subject to the Voting

Agreement, (ii) Mario Gabelli has the power to vote pursuant to the Voting Agreement but does not have dispositive power with respect to 107,164 shares reported by him, and (iii) the power of

Mario Gabelli and Gabelli Partners is indirect with respect to

Securities beneficially owned directly by other Reporting

Persons.

         (c)  See Item 3 above.

         (d)  With repsect to 93,176 of the shares reported as

beneficially owned by Mario Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.  Mario

Gabelli is the general partner of this family partnership and has approximately a 20% interest therein. With respect to 107,164 of the shares reported as beneficially owned by Mario Gabelli,

shareholders of Gabelli Partners other than Mario Gabelli have the right to receive and the power to direct the receipt of

dividends from, or the proceeds from the sale of, such

Securities.

        (e)  Not applicable


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 1, 1999

                                 GABELLI GROUP CAPITAL PARTNERS, INC.


                                 By:_________________________
                                    James E. McKee
                                    General Counsel



                                 GABELLI FOUNDATION, INC.


                                 By:___________________________
                                    Mario J. Gabelli, President
                                    by: James E. McKee
                                        Attorney-in-Fact


                                 MARIO J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive offi-cers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Funds, LLC, the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman ECRM; Director of
                                   Oak Technology, Inc.; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Herbert Lane
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Chief Financial Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary
_____________________

     *    Mr. Gabelli is the Chief Executive Officer and Chief
Investment Officer of Gabelli Funds, LLC and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch
Corporation; Director of East/West Communications, Inc.